Exhibit 99.1

Lanvin Group Holdings Limited

Semi-Annual Report
As of and for the six months ended June 30, 2026

Lanvin Group Holdings Limited

Interim condensed consolidated financial statements (unaudited)

At and for the six months ended June 30, 2026 and 2025

CERTAIN DEFINED TERMS

In this report (the “Semi-Annual Report”), unless otherwise specified, the terms “we,” “us,” “our,” “Lanvin Group,” “the Company” and “our Company” refer to Fosun Fashion Group (Cayman) Limited, or FFG, and its consolidated subsidiaries, prior to the consummation of the Business Combination (as defined below) and to Lanvin Group Holdings Limited, or LGHL, and its consolidated subsidiaries following the Business Combination, as the context requires. The term “PCAC” refers to Primavera Capital Acquisition Corporation prior to the consummation of the Business Combination.

INTRODUCTION

The interim condensed consolidated financial statements as of and for the six months ended June 30, 2026 (the “Semi-Annual Condensed Consolidated Financial Statements”) included in this Semi-Annual Report have been prepared in compliance with IAS 34 — Interim Financial Reporting as issued by the International Accounting Standards Board and as endorsed by the European Union. The accounting principles applied are consistent with those used for the preparation of the annual consolidated financial statements as of December 31, 2025 and December 31, 2024 and for each of the three years in the period ended December 31, 2025 (the “Annual Consolidated Financial Statements”), except as otherwise stated in Note 3 in the notes to the Semi-Annual Condensed Consolidated Financial Statements.

The Group’s financial information in this Semi-Annual Report is presented in Euro except that, in some instances, information is presented in U.S. dollar and Chinese Yuan. All references in this report to “Euro,” “EUR” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, all references to “U.S. dollar,” “USD” and “$” refer to the currency of the United States of America (the “U.S.”) and all references to “Chinese Yuan,” “CNY” and “¥” refer to the currency of the People’s Republic of China.

Certain totals in the tables included in this Semi-Annual Report may not add up due to rounding.

This Semi-Annual Report is unaudited.

NOTE ON PRESENTATION

The Company completed its business combination with PCAC and FFG in December 2022 (the “Business Combination”). Following the completion of the Business Combination, the Company’s ordinary shares and public warrants began trading on the New York Stock Exchange (“NYSE”) on December 15, 2022 under the symbols “LANV” and “LANV-WT”, respectively.

On July 6, 2026, all outstanding warrants of the Company were delisted from the NYSE due to “abnormally low selling price” levels. The Company’s ordinary shares continue to trade on the NYSE under the symbol “LANV”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Semi-Annual Report contains forward-looking statements. Forward-looking statements include all statements that are not historical statements of fact and statements regarding, but not limited to, our expectations, hopes, beliefs, intention or strategies of regarding the future. You can identify these statements by forward-looking words such as “may,” “expect,” “predict,” “potential,” “anticipate,” “contemplate,” “believe,” “estimate,” “intend,” “plan,” “future,” “outlook,” “project,” “will,” “would” and “continue” or similar words. You should read statements that contain these words carefully because they:

●	discuss future expectations;

●	contain projections of future results of operations or financial condition; or

●	state other “forward-looking” information.

We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed in this Semi-Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

●	changes adversely affecting the business in which we are engaged;

●	our projected financial information, anticipated growth rate, profitability and market opportunity may not be an indication of our actual results or our future results;

●	management of growth;

●	the impact of public health crises on our business;

●	our ability to safeguard the value, recognition and reputation of our brands and to identify and respond to new and changing customer preferences;

●	the ability and desire of consumers to shop;

●	our ability to successfully implement our business strategies and plans;

●	our ability to effectively manage our advertising and marketing expenses and achieve the desired impact;

●	our ability to accurately forecast consumer demand;

●	high levels of competition in the personal luxury products market;

●	disruptions to our distribution facilities or our distribution partners;

●	our ability to attract and retain qualified employees and preserve craftmanship skills;

●	our ability to develop and maintain effective internal controls;

●	our ability to negotiate, maintain or renew our license agreements;

●	our ability to protect our intellectual property rights;

●	general economic conditions;

●	the result of future financing efforts; and

●	other factors discussed elsewhere in this Semi-Annual Report.

In addition, statements that “we believe” and other similar statements reflect our belief and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Semi-Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherent uncertain and investors are cautioned not to unduly rely upon these statements.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this Semi-Annual Report. All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to in this section as well as any other cautionary statements contained herein. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this Semi-Annual Report or to reflect the occurrence of unanticipated events. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this Semi-Annual Report or elsewhere might not occur.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a global luxury fashion group with four portfolio brands to date, namely Lanvin, Wolford, Sergio Rossi, and St. John. Founded in 1889, Lanvin is one of the oldest French couture houses still in operation, offering products ranging from apparel to leather goods, footwear, and accessories. Wolford, founded in 1950, is one of the largest luxury skinwear brands in the world, offering luxury legwear and bodywear, with a recent successful diversification into leisurewear and athleisure. Sergio Rossi is a highly recognized Italian shoemaker brand and has been a household name for luxury shoes since 1951, and St. John is a classic, timeless and sophisticated American luxury womenswear house founded in 1962. On February 6, 2026 we sold Caruso to MondeVita Italy S.r.l., a subsidiary of Mondevo Group.  In addition to our current four portfolio brands, we are also actively looking at potential add-on acquisitions as part of our growth strategy.

Our goal is to build a leading global luxury group with access to Asia and to provide customers with excellent products that reflect our brands’ tradition of fine craftsmanship with exclusive design content and a style that preserves the exceptional manufacturing quality for which those brands are known. This is consistently achieved through the sourcing of superior raw materials, the careful finish of each piece, and the way the products are manufactured and delivered to our customers. For the six months ended June 30, 2026 and 2025, excluding Caruso, we recorded revenues of €100.8 million and €115.8 million, respectively, net loss of €65.6 million and €86.8 million, respectively and Adjusted EBITDA of €(34.6) million and €(52.2) million, respectively.

We operate a combination of direct-to-consumer or DTC, and wholesale channels worldwide through our extensive network of around 540 points of sale, or POSs, including 151 directly operated retail stores (across our four portfolio brands) as of June 30, 2026. We distribute our products worldwide via retail and outlet stores, wholesale customers and e-commerce platforms.

Results of Operations

Six months ended June 30, 2026 compared with six months ended June 30, 2025

The following is a discussion of our results of operations for the six months ended June 30, 2026 as compared to the six months ended June 30, 2025.

	For the six months ended June 30,
		Percentage		Percentage
		of		of
(Euro thousands, except percentages)	2026	revenues	2025*	revenues
Revenues	100,796	100.0%	115,768	100.0%
Cost of sales	(41,310)	(41.0)%	(48,945)	(42.3)%
Gross profit	59,486	59.0%	66,823	57.7%
Marketing and selling expenses	(68,422)	(67.9)%	(85,985)	(74.3)%
General and administrative expenses	(38,088)	(37.8)%	(52,549)	(45.4)%
Other operating income and expenses	4,415	4.4%	(8,727)	(7.5)%
Loss from operations before non-underlying items	(42,609)	(42.3)%	(80,438)	(69.5)%
Non-underlying items	5,435	5.4%	6,545	5.7%
Loss from operations	(37,174)	(36.9)%	(73,893)	(63.8)%
Financial costs — net	(26,741)	(26.5)%	(12,671)	(11.0)%
Loss before income tax	(63,915)	(63.4)%	(86,564)	(74.8)%
Income tax (expenses)/benefit	(1,669)	(1.7)%	204	0.2%
Loss from continued operations	(65,584)	(65.1)%	(86,360)	(74.6)%
Loss from discontinued operations	-	-	(424)	(0.4)%
Loss for the period	(65,584)	(65.1)%	(86,784)	(75.0)%
Non-IFRS Financial Measures(1)
Contribution loss	(8,936)	(8.9)%	(19,162)	(16.6)%
Adjusted EBIT	(42,543)	(42.2)%	(80,201)	(69.3)%
Adjusted EBITDA	(34,622)	(34.3)%	(52,179)	(45.1)%

(1)	See “— Non-IFRS Financial Measures”

*The consolidated statements of profit or loss for the six months ended June 30, 2025 have been restated in accordance with IFRS 5, with the results of Caruso Brand presented as a discontinued operation.

Revenues

We generate revenue primarily through our four brands: Lanvin, Wolford, St. John, and Sergio Rossi, whose revenues are generated from the sale of their products, manufacturing and services for private labels and other luxury brands, as well as from royalties received from third parties and licensees. Revenue is measured at the transaction price which is based on the amount of consideration that we expect to receive in exchange for transferring the promised goods or services to the customer. For each period presented, revenue is exclusive of sales incentives, rebates and sales discounts.

Revenues for the six months ended June 30, 2026 amounted to €100.8 million, a decrease of €15.0 million (or (12.9)%), compared to €115.8 million in the same period in 2025.

The following table sets forth a breakdown of revenues by portfolio brand for the six months ended June 30, 2026 and 2025.

	For the six months ended		(Decrease) /
	June 30,		Increase
			2026 vs
(Euro thousands, except percentages)	2026	2025*	2025	%
Lanvin	22,924	27,932	(5,008)	(17.9)%
Wolford	31,017	32,985	(1,968)	(6.0)%
St. John	35,505	39,654	(4,149)	(10.5)%
Sergio Rossi	10,932	15,314	(4,382)	(28.6)%
Other and holding companies	3,029	3,387	(358)	(10.6)%
Eliminations and unallocated	(2,611)	(3,504)	893	(25.5)%
Total	100,796	115,768	(14,972)	(12.9)%

* The revenue information for the six months ended June 30, 2025 has been restated in accordance with IFRS 5, with the results of Caruso Brand presented as a discontinued operation.

The following table sets forth a breakdown of revenues by sales channel for the six months ended June 30, 2026 and 2025.

	For the six months ended
	June 30,		Decrease
			2026 vs
(Euro thousands, except percentages)	2026	2025*	2025	%
DTC	68,439	80,039	(11,600)	(14.5)%
Wholesale	27,001	29,193	(2,192)	(7.5)%
Royalties and Other(1)	5,356	6,536	(1,180)	(18.1)%
Total Revenues	100,796	115,768	(14,972)	(12.9)%

(1)	Royalties received from third parties and licensees, and clearance income.

* The revenue information for the six months ended June 30, 2025 has been restated in accordance with IFRS 5, with the results of Caruso Brand presented as a discontinued operation.

The following table sets forth a breakdown of revenues by geographical area for the six months ended June 30, 2026 and 2025.

	For the six months ended
	June 30,		Decrease
			2026 vs
(Euro thousands, except percentages)	2026	2025*	2025	%
EMEA(1)	37,620	40,374	(2,754)	(6.8)%
North America(2)	50,335	56,157	(5,822)	(10.4)%
Greater China(3)	6,466	10,231	(3,765)	(36.8)%
Other Asia(4)	6,375	9,006	(2,631)	(29.2)%
Total	100,796	115,768	(14,972)	(12.9)%

(1)	EMEA includes EU countries, the United Kingdom, Switzerland, the countries of Balkan Peninsula, Eastern Europe, Scandinavian countries, Kazakhstan, Azerbaijan and Middle East.
(2)	North America includes the United States of America and Canada.
(3)	Greater China includes Mainland China, Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan.
(4)	Other Asia includes Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.

* The revenue information for the six months ended June 30, 2025 has been restated in accordance with IFRS 5, with the results of Caruso Brand presented as a discontinued operation.

By segment

By segment, the revenue decrease was mainly attributable to: (i) a €5.0 million (or (17.9)%) decline in Lanvin, driven by strategic retail network optimization; (ii) a €4.4 million (or (28.6)%) decline in Sergio Rossi, primarily resulted from delayed deliveries of the SS26 collection and discontinued low margin third party production; (iii) a €4.1 million (or (10.5)%) decline in St. John, resulting from lower store traffic and soft market demand; and (iv) a €2.0 million (or (6.0)%) decline in Wolford due to certain non-recurring events in the same period of last year.

By sales channel

By sales channel, the decrease in revenues was mainly related to (i) a decrease of €11.6 million (or (14.5)%) in the DTC channel, (ii) a decrease of €2.2 million (or (7.5)%) in the wholesale channel, and (iii) a decrease of €1.2 million (or (18.1)%) in the other channel.

The DTC channel decline of €11.6 million was mainly driven by strategic retail network optimization for Lanvin and Sergio Rossi, and lower store traffic for St. John amid soft market demand.

The decrease in wholesale channel mainly related to the decrease of Wolford, Sergio Rossi and St. John, which was partially offset by the increase of Lanvin. Sergio Rossi's wholesale decline was primarily due to shipment phasing and the discontinuation of low margin third-party production, while Wolford's decrease was attributable to certain non-recurring events in the same period of last year. St. John's wholesale decrease was primarily driven by softer demand amid broader market headwinds.

The following table sets forth a breakdown of store count at the end of the six months ended June 30, 2026 and 2025:

	As of June 30,
	2026	2025
Lanvin	13	29
Wolford	81	97
St. John	33	35
Sergio Rossi	24	37
Total	151	198

By geography

By geographical region, the decrease in revenues was mainly due to (i) a decrease of €5.8million (or (10.4)%) in North America, (ii) a decrease of €3.8 million (or (36.8)%) in Greater China, (iii) a decrease of €2.6 million (or (29.2)%) in other Asia, and (iv) a decrease of €2.8 million (or (6.8)%) in EMEA.

The North America decline of €5.8 million reflected decreases from St. John and Lanvin. St. John's revenue fell €3.3 million (or (8.6)%) to €35.4 million, driven by lower store traffic and soft market demand. Lanvin's revenue fell €2.3 million (or (26.4)%) to €6.3 million, primarily due to retail network optimization.

Greater China decreased by €3.8 million, primarily attributable to strategic retail network optimization across all brands.

Other Asia decreased €2.6 million, reflecting declines from (i)Sergio Rossi, down €1.6 million, (or (29.8)%), to €3.8 million, primarily due to shipment delays that constrained retail availability, with a recovery expected in the second half of 2026 following inventory replenishment; and (ii) Lanvin, down €0.9 million, (or (28.2)%), to €2.4 million, impacted by a model change of licensing business.

EMEA decreased by €2.8 million (or (6.8)%), for the six months ended June 30, 2026, reflecting declines from Sergio Rossi and Wolford. Sergio Rossi's EMEA revenue decreased by €1.6 million (or (23.0)%) to €5.5 million, primarily impacted by discontinued low margin third-party production business and shipment delays. Wolford's EMEA revenue decreased by €1.2 million (or (5.6)%), to €20.0 million, mainly due to non-recurring events in the same period last year.

Cost of sales

Cost of sales includes the raw material cost, production labor, assembly overhead including depreciation expense, procurement of the merchandise, and inventory valuation adjustments. In addition, cost of sales also includes customs duties, product packaging cost, and freight charges.

The following table sets forth a breakdown of cost of sales by nature for the six months ended June 30, 2026 and 2025.

	For the six months ended		Increase /
	June 30,		(Decrease)
			2026 vs
(Euro thousands, except percentages)	2026	2025*	2025	%
Purchases of raw materials, finished goods and manufacturing services	29,476	24,931	4,545	18.2%
Change in inventories	5,238	14,707	(9,469)	(64.4)%
Labor cost	5,554	5,320	234	4.4%
Logistics costs, duties and insurance	5,336	6,385	(1,049)	(16.4)%
Depreciation and amortization	460	534	(74)	(13.9)%
Others	(4,754)	(2,932)	(1,822)	62.1%
Total cost of sales by nature	41,310	48,945	(7,635)	(15.6)%

* The cost of sales for the six months ended June 30, 2025 have been restated in accordance with IFRS 5, with the results of Caruso Brand presented as discontinued operation.

The following table sets forth a breakdown of cost of sales by portfolio brand for the six months ended June 30, 2026 and 2025.

	For the six months ended		Increase /
	June 30,		(Decrease)
			2026 vs
(Euro thousands, except percentages)	2026	2025*	2025	%
Lanvin	9,572	12,750	(3,178)	(24.9)%
Wolford	12,432	14,481	(2,049)	(14.1)%
St. John	10,793	12,403	(1,610)	(13.0)%
Sergio Rossi	7,881	9,059	(1,178)	(13.0)%
Other and holding companies	756	353	403	114.2%
Eliminations and unallocated	(124)	(101)	(23)	22.8%
Total	41,310	48,945	(7,635)	(15.6)%

* The cost of sales for the six months ended June 30, 2025 have been restated in accordance with IFRS 5, with the results of Caruso Brand presented as discontinued operation.

Cost of sales for the six months ended June 30, 2026 amounted to €41.3 million, a decrease of €7.6 million (or (15.6)%), compared to €48.9 million in the same period in 2025.

Cost of sales as a percentage of revenue decreased to 41.0% for the six months ended June 30, 2026, from 42.3% in the prior-year period. This improvement was largely attributable to gross margin accretion at Lanvin, Wolford, and St. John, reflecting effective price discipline and operational efficiencies, partially offset by margin pressure at Sergio Rossi.

Gross profit

The following table sets forth a breakdown of gross profit by portfolio brand for the six months ended June 30, 2026 and 2025.

	For the six months ended		Increase /
	June 30,		(Decrease)
			2026 vs
(Euro thousands, except percentages)	2026	2025*	2025	%
Lanvin	13,352	15,182	(1,830)	(12.1)%
Wolford	18,585	18,504	81	0.4%
St. John	24,712	27,251	(2,539)	(9.3)%
Sergio Rossi	3,051	6,255	(3,204)	(51.2)%
Other and holding companies	2,273	3,034	(761)	(25.1)%
Eliminations and unallocated	(2,487)	(3,403)	916	(26.9)%
Total	59,486	66,823	(7,337)	(11.0)%

* The gross profit for the six months ended June 30, 2025 have been restated in accordance with IFRS 5, with the results of Caruso Brand presented as a discontinued operation.

Gross profit for the six months ended June 30, 2026 amounted to €59.5 million, a decrease of €7.3 million (or (11.0)%), compared to €66.8 million in the same period in 2025.

The decrease in gross profit was primarily attributable to lower revenue. Gross profit margin, however, improved from 57.7% to 59.0% over the same period, driven by margin accretion at Lanvin, Wolford, and St. John, partially offset by margin pressure at Sergio Rossi due to shift in channel mix.

Marketing and selling expenses

Marketing and selling expenses include store employee compensation, occupancy costs, depreciation, supply costs for store equipment, wholesale and retail account administration compensation globally, as well as depreciation and amortization which includes depreciation of right-of-use assets under IFRS 16. These expenses are affected by the number of stores that are open during any fiscal period and store performance, as compensation and rent expenses can vary with sales. Marketing and selling expenses also include advertising and marketing expenses, which consist of media space and production costs, advertising agency fees, public relations and market research expenses. In addition, marketing and selling expenses include distribution and customer service expenses which consist of warehousing, order fulfillment, shipping and handling, customer service, employee compensation and bag repair costs.

The following table sets forth a breakdown of marketing and selling expenses by portfolio brand for the six months ended June 30, 2026 and 2025.

	For the six months ended		Increase /
	June 30,		(Decrease)
			2026 vs
(Euro thousands, except percentages)	2026	2025*	2025	%
Lanvin	(19,600)	(27,504)	7,904	(28.7)%
Wolford	(23,516)	(27,999)	4,483	(16.0)%
St. John	(20,353)	(22,781)	2,428	(10.7)%
Sergio Rossi	(4,672)	(7,755)	3,083	(39.8)%
Other and holding companies	(1,305)	(1,413)	108	(7.6)%
Eliminations and unallocated	1,024	1,467	(443)	(30.2)%
Total	(68,422)	(85,985)	17,563	(20.4)%

* The marketing and selling expenses for the six months ended June 30, 2025 have been restated in accordance with IFRS 5, with the results of Caruso Brand presented as a discontinued operation.

Marketing and selling expenses for the six months ended June 30, 2026 amounted to €68.4 million, a decrease of €17.6 million (or (20.4)%), compared to €86.0 million in the same period in 2025.

By segment, the decrease in marketing and selling expenses was mainly related to (i) a decrease of €7.9 million (or (28.7)%) from Lanvin, (ii) a decrease of €4.5 (or (16.0)%) million from Wolford, (iii) a decrease of €3.1 million (or (39.8)%) from Sergio Rossi, and (iv) a decrease of €2.4 million (or (10.7)%) from St. John.

As a percentage of revenue, marketing and selling expenses was 67.9% for the six months ended June 30, 2026, compared to 74.3% in the prior-year period, primarily driven by strategic retail network optimization and disciplined cost-containment measures.

Contribution loss

Contribution loss is defined as net revenues less the cost of sales and selling and marketing expenses, which constitute the majority of our variable costs. Contribution loss is a non-IFRS financial measure. See “—Non-IFRS Financial Measures.”

For the six months ended June 30, 2026, our consolidated contribution loss improved by €10.2 million (or 53.4%), narrowing to €8.9 million from €19.2 million in the prior-year period. The improvement was primarily driven by: (i) a €6.1 million reduction in loss from Lanvin, and (ii) a €4.6 million reduction in loss from Wolford.

General and administrative expenses

General and administrative expenses include administrative and management staff costs, product creation and sample costs, rent, depreciation, and amortization expenses for our administrative staff, as well as IT system development and maintenance expenses.

General and administrative expenses decreased to €38.1 million or by (27.5)% for the six months ended June 30, 2026, from €52.5 million in the same period in 2025. General and administrative expenses decreased as a percentage of revenues to 37.8% for the six months ended June 30, 2026 from 45.4% in the same period in 2025, primarily reflecting the disciplined cost-containment measures and sustained operational efficiency enhancements.

Other operating income and expenses

Other operating income and expenses include foreign exchange gains or losses and impairment losses.

Other operating income and expenses improved to a profit of €4.4 million for the six months ended June 30, 2026, from a loss of €8.7 million in the prior-year period, primarily driven by a favorable swing in foreign exchange results.

Loss from operations before non-underlying items

Loss from operations before non-underlying items for the six months ended June 30, 2026 decreased by €37.8 million (or (47.0)%) to €42.6 million, compared to €80.4 million in the same period in 2025. The decrease in loss from operations before non-underlying items was mainly due to (i) a reduction in contribution loss and continued discipline in general and administrative expenses, and (ii) higher other operating income.

Adjusted EBITDA

Adjusted EBITDA, which is a non-IFRS financial measure, improved to a loss of €34.6 million for the six months ended June 30, 2026, from a loss of €52.2 million in the prior-year period. This improvement of €17.6 million was primarily driven by a lower contribution loss and disciplined general and administrative cost management. Consequently, Adjusted EBITDA margin improved to negative 34.3% from negative 45.1% over the same period. See “—Non-IFRS Financial Measures.”

Non-underlying items

Non-underlying items comprise net gains/loss on disposals, negative goodwill from acquisition of a subsidiary, gain/loss on debt restructuring, government grants and others.

The non-underlying items resulted in a €5.4 million gain, or 5.4% of revenues for the six months ended June 30, 2026, compared to €6.5 million gain or 5.7% of revenues in the same period in 2025.

Operating loss

Operating loss for the six months ended June 30, 2026 narrowed to €37.2 million, improving by €36.7 million (or (49.7)%), from €73.9 million in the prior-year period. The improvement was primarily driven by a reduction in operating loss before non-underlying items, reflecting the combined effect of gross profit margin improvement and disciplined cost control across all brands.

Finance cost—(net)

Finance costs (net) primarily include income and expenses relating to our interest income and expenses on financial assets and liabilities, including interest expense resulting from IFRS 16 lease liability.

Finance costs for the six months ended June 30, 2026 amounted to €26.7 million, an increase of €14.1 million (or 111.0%), compared to finance costs of €12.7 million in the same period in 2025. The increase was primarily attributable to higher average borrowings during the period, as well as the absence of foreign exchange gains that were recorded in the prior-year period.

Loss before income tax

Loss before income tax for the six months ended June 30, 2026 amounted to €63.9 million, a decrease of €22.6 million (or (26.2)%), compared to €86.6 million in the same period in 2025.

Income tax (expenses) / benefits

Income taxes include the current taxes on the results of our operations and any changes in deferred income taxes.

Income tax expenses for the six months ended June 30, 2026 amounted to €1.7 million, increased by €1.9 million, compared to €0.2 million benefits in the same period in 2025.

Loss from continuing operations

Loss from continuing operations for the six months ended June 30, 2026 amounted to €65.6 million, a decrease of €20.8 million (or (24.1)%), compared to €86.4 million in the same period in 2025.

Loss from discontinued operations

At the end of 2025, management approved a plan for the strategic carve-out of Caruso. This decision was driven by the Group’s commitment to refocus its operations on the sustainable development of heartland brands. As a result, the Group has concluded that the conditions in IFRS 5 were met at the balance sheet date and so the assets and liabilities of Caruso are classified as held for sale, with its results for the period presented as discontinued operations.

Total loss from discontinued operations amounted to €0.4 million for the six months ended June 30, 2025, primarily reflecting the operating loss of Caruso during the period.

Loss for the period

Loss for the six months ended June 30, 2026 amounted to €65.6 million, a decrease of €21.2 million (or (24.4)%), compared to €86.8 million in the same period in 2025.

Results by Segment

Six months ended June 30, 2026 compared with six months ended June 30, 2025

The following is a discussion of revenues, gross profit and contribution profit for each segment for the six months ended June 30, 2026 as compared to the six months ended June 30, 2025.

Lanvin Segment

The following table sets forth revenues and gross profit for the Lanvin segment for the six months ended June 30, 2026 and 2025:

	For the six months ended		Increase /
	June 30,		(Decrease)
			2026 vs
(Euro thousands, except percentages)	2026	2025	2025	%
Revenues	22,924	27,932	(5,008)	(17.9)%
Gross profit	13,352	15,182	(1,830)	(12.1)%
Gross profit margin	58.2%	54.4%	3.8%	—
Marketing and selling expenses	(19,600)	(27,504)	7,904	(28.7)%
Contribution loss(1)(3)	(6,248)	(12,322)	6,074	(49.3)%
Contribution profit margin(2)(3)	(27.3)%	(44.1)%	16.8%	—

(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the six months ended June 30, 2026, was €22.9 million, a decrease of €5.0 million (or (17.9)%) compared to €27.9 million in the same period in 2025.

The decrease was primarily driven by the strategic rationalization of the retail network.

DTC revenues decreased by 30.9% from €15.8 million for the six months ended June 30, 2025, to €10.9 million for the six months ended June 30, 2026. The drop in DTC channels was mainly due to retail network optimization in all regions. Greater China DTC revenues decreased by €1.5 million (or (43.8)%, year-over-year) to €1.9 million in the six months ended June 30, 2026. EMEA DTC revenues decreased by €0.9 million (or (15.8)% year-over-year) to €4.7 million in the six months ended June 30, 2026. North America DTC revenues decreased by €2.3 million (or (34.2)% year-over-year) to €4.4 million in the six months ended June 30, 2026.

Wholesale revenues increased by €1.1 million (or 16.4%), to €7.8 million from €6.7 million in the prior-year period, primarily driven by in-time deliveries of the Fall/Winter 2026 collection to clients. As a result, wholesale revenues as a percentage of Lanvin's total revenues increased to 34.2%, up from 24.1% in the prior-year period.

Gross profit

Gross profit for the six months ended June 30, 2026 decreased to €13.4 million, a decrease of €1.8 million (or (12.1)%) compared to €15.2 million in the same period in 2025, primarily attributable to the decrease in revenue. Gross margin rate increased to 58.2% in the six months ended June 30, 2026 compared to 54.4% in the same period in 2025, driven by better sell-through performance and enhanced product lifecycle management.

Contribution loss

Contribution loss for the six months ended June 30, 2026 was €6.2 million, a decrease of €6.1 million from the €12.3 million loss in the same period in 2025.

The decrease in contribution loss was mainly due to retail network optimization.

Wolford Segment

The following table sets forth revenues and gross profit for the Wolford segment for the six months ended June 30, 2026 and 2025:

	For the six months ended		Increase /
	June 30,		(Decrease)
			2026 vs
(Euro thousands, except percentages)	2026	2025	2025	%
Revenues	31,017	32,985	(1,968)	(6.0)%
Gross profit	18,585	18,504	81	0.4%
Gross profit margin	59.9%	56.1%	3.8%	—
Marketing and selling expenses	(23,516)	(27,999)	4,483	(16.0)%
Contribution loss(1)(3)	(4,931)	(9,495)	4,564	(48.1)%
Contribution profit margin(2)(3)	(15.9)%	(28.8)%	12.9%	—

(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the six months ended June 30, 2026 decreased to €31.0 million, a decrease of €2.0 million (or (6.0)%) compared to €33.0 million for the six months ended June 30, 2025, mainly due to decrease in wholesale channel by €1.2 million (or (12.2)%), which was affected by specific shipment phasing factors in last year.

Gross profit

Gross profit increased by €0.08 million to €18.6 million for the six months ended June 30, 2026, compared to €18.5 million in the same period in 2025. Gross profit margin increased to 59.9% for the six months ended June 30, 2026 from 56.1% in the same period in 2025.

The increase in gross profit margin was supported by improved operational execution and a more disciplined commercial approach.

Contribution loss

Contribution loss for the six months ended June 30, 2026 was €4.9 million (or (15.9)% of revenue), compared to a loss of €9.5 million (or (28.8)% of revenue) in the same period in 2025. The Group delivered a substantial improvement in earnings, supported by cost discipline, operating efficiencies and a leaner cost structure. Marketing and selling expenses decreased to €23.5 million for the six months ended June 30, 2026 from €28.0 million in the same period in 2025.

St. John Segment

The following table sets forth revenues and gross profit for the St. John segment for the six months ended June 30, 2026 and 2025:

	For the six months ended		Increase /
	June 30,		(Decrease)
			2026 vs
(Euro thousands, except percentages)	2026	2025	2025	%
Revenues	35,505	39,654	(4,149)	(10.5)%
Gross profit	24,712	27,251	(2,539)	(9.3)%
Gross profit margin	69.6%	68.7%	0.9%	—
Marketing and selling expenses	(20,353)	(22,781)	2,428	(10.7)%
Contribution profit(1)(3)	4,359	4,470	(111)	(2.5)%
Contribution profit margin(2)(3)	12.3%	11.3%	1.0%	—

(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the six months ended June 30, 2026 amounted to €35.5 million, a decrease of €4.1 million (or (10.5)%) compared to €39.7 million in the same period in 2025.

St. John’s revenue decreased year-over-year attributable to lower traffic and soft market demand.

Gross profit

Gross profit for the six months ended June 30, 2026 was €24.7 million, a decrease of €2.5 million compared to €27.3 million in the same period in 2025. Gross profit margin kept stable at 69.6% in the six months ended June 30, 2026, compared to 68.7% in the same period in 2025.

Contribution profit

Contribution profit for the six months ended June 30, 2026 was €4.4 million (or 12.3% of revenue), kept stable as compared to €4.5 million (or 11.3% of revenue) in the same period in 2025.

Sergio Rossi Segment

The following table sets forth revenues and gross profit for the Sergio Rossi segment for the six months ended June 30, 2026 and 2025:

	For the six months ended		Increase /
	June 30,		(Decrease)
			2026 vs
(Euro thousands, except percentages)	2026	2025	2025	%
Revenues	10,932	15,314	(4,382)	(28.6)%
Gross profit	3,051	6,255	(3,204)	(51.2)%
Gross profit margin	27.9%	40.8%	(12.9)%	—
Marketing and selling expenses	(4,672)	(7,755)	3,083	(39.8)%
Contribution loss(1)(3)	(1,621)	(1,500)	(121)	8.1%
Contribution profit margin(2)(3)	(14.8)%	(9.8)%	(5.0)%	—

(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the six months ended June 30, 2026 amounted to €10.9 million, a decrease of €4.4 million compared to €15.3 million in the same period in 2025. The decrease was primarily due to a smaller retail perimeter and late SS26 deliveries compressed the effective selling window.

Revenues through our DTC channels decreased by 27.2% from €11.0 million for the six months ended June 30, 2025, to €8.0 million for the six months ended June 30, 2026. The decrease in DTC channels was mainly attributable to ongoing retail network optimization and late SS26 deliveries.

Wholesale revenues decreased by 32.3% from €4.3 million for the six months ended June 30, 2025, to €2.9 million for the six months ended June 30, 2026, mainly reflecting shipment delays and the discontinuation of the low margin third-party production business.

Gross profit

Gross profit for the six months ended June 30, 2026 was €3.1 million, a decrease of €3.2 million compared to €6.3 million in the same period in 2025. Gross profit margin decreased to 27.9% in the six months ended June 30, 2026, compared to 40.8% in the same period in 2025. The decrease in gross profit margin was primarily due to shift in channel mix and extended delivery lead times.

Contribution loss

Contribution loss for the six months ended June 30, 2026 was €1.6 million (or (14.8)% of revenue), compared to a contribution loss of €1.5 million (or (9.8)% of revenue) in the same period in 2025, caused by decrease in gross profit. Marketing and selling expenses decreased to €4.7 million in the six months ended June 30, 2026 from €7.8 million in the same period in 2025.

Liquidity and Capital Resources

Overview

We and our portfolio brands’ principal sources of liquidity have been through issuance of shares, loans from our shareholder Fosun International Limited (including its subsidiaries and joint ventures), and bank borrowings. As of June 30, 2026, we had cash and cash equivalents of €26.4 million.

Additionally, we have relied on liquidity provided by revenues generated from our operating activities. We require liquidity in order to meet our obligations and fund our business. Short-term liquidity is required to fund ongoing cash requirements, including to purchase inventory and to fund costs for services and other expenses. In addition to our general working capital and operational needs, our main use of cash is now focused on maintaining and optimizing existing store operations, investing in digital transformation initiatives, and enhancing our supply chain capabilities.

Cash flows

Six months ended June 30, 2026 compared to the six months ended June 30, 2025

The following table summarizes the cash flows provided by/used in operating, investing and financing activities for each of the six months ended June 30, 2026 and 2025. Refer to the consolidated cash flows statement and accompanying notes included elsewhere in this Semi-Annual Report for additional information.

	For the six months ended		Increase /
	June 30,		(Decrease)
			2026 vs
(Euro thousands, except percentages)	2026	2025	2025	%
Net cash used in operating activities	(47,817)	(69,501)	21,684	(31.2)%
Net cash generated from investing activities	2,092	1,879	213	11.3%
Net cash generated from financing activities	41,124	80,333	(39,209)	(48.8)%
Net change in cash and cash equivalents	(4,601)	12,711	(17,312)	(136.2)%
Cash and cash equivalents less bank overdrafts at the beginning of the period	30,710	18,043	12,667	70.2%
Effect of foreign exchange differences on cash and cash equivalents	323	(1,031)	1,354	(131.3)%
Cash and cash equivalents less bank overdrafts at the end of the period	26,432	29,723	(3,291)	(11.1)%

Net cash used in operating activities

Net cash used in operating activities changed from €(69.5) million for the six months ended June 30, 2025 to €(47.8)million for the six months ended June 30, 2026. The change was primarily attributable decrease in operation loss.

Net cash generated from investing activities

Net cash generated from investing activities changed from €1.9 million generated for the six months ended June 30, 2025 to €2.1 million cash generated for the six months ended June 30, 2026. The change was primarily attributable to decrease in proceeds from disposal of intangible assets.

Net cash generated from financing activities

Net cash flows generated from financing activities changed from €80.3 million for the six months ended June 30, 2025 to €41.1 million for the six months ended June 30, 2026. The change was primarily attributable to decrease in net borrowings.

Borrowings

We enter into and manage debt facilities centrally in order to satisfy the short and medium-term needs of each of our subsidiaries based on criteria of efficiency and cost-effectiveness.

Our portfolio brands have historically entered into and maintained with a diversified pool of lenders a total amount of committed credit lines that is considered consistent with their needs and suitable to ensure at any time the liquidity needed to satisfy and comply with all of their financial commitments, as well as guaranteeing an adequate level of operational flexibility for any expansion programs.

We are subject to certain covenants, including financial and otherwise, under our financing agreements. As of June 30, 2026, we were in material compliance with all covenants.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recent Developments

Shareholder loans

We received certain unsecured shareholder loans for working capital purposes from our shareholder Fosun International Limited and its subsidiaries, being FPI (US) 1 LLC, Shanghai Fosun High Technology (Group) Co., Ltd. and Shanghai Fosun High Technology Group Finance Co., Ltd. Most of such shareholder loans have interest rates ranging from 7.5% to 10% per annum. For the six months ended June 30, 2026, we received proceeds of shareholder loans €67.95 million, $0.95 million and ¥5.61 million from Fosun International Limited and its subsidiaries and repaid €3.65 million, $0.21 million and ¥7.71 million to Fosun International Limited and its subsidiaries. As of June 30, 2026, we had amounts due to Fosun International Limited and its subsidiaries (excluding accrued interest) of €301.20 million, $83.11 million and ¥161.87 million.

Non-IFRS Financial Measures

Our management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: contribution profit, contribution profit margin, adjusted earnings before interest and taxes (“Adjusted EBIT”), adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”). Our management believes that these non-IFRS financial measures provide useful and relevant information regarding our performance and improve their ability to assess financial performance and financial position. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures that we use may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Table of Contents

Contribution profit and contribution profit margin

Contribution profit is defined as revenues less the cost of sales and selling and marketing expenses. Contribution profit margin is defined as contribution profit divided by revenue.

Contribution profit subtracts the main variable expenses of selling and marketing expenses from gross profit, and our management believes this measure is an important indicator of profitability at the marginal level.

Below contribution profit, the main expenses are general administrative expenses and other operating expenses (which include foreign exchange gains or losses and impairment losses). As we continue to improve the management of our portfolio brands, we believe we can achieve greater economy of scale across the different brands by maintaining the fixed expenses at a lower level as a proportion of revenue. We therefore use contribution profit margin as a key indicator of profitability at the group level as well as the portfolio brand level.

The table below reconciles revenues to contribution profit for the periods indicated.

	For the six months ended June 30,
(Euro thousands)	2026	2025*
Revenues	100,796	115,768
Cost of Sales	(41,310)	(48,945)
Gross profit	59,486	66,823
Marketing and selling expenses	(68,422)	(85,985)
Contribution loss	(8,936)	(19,162)

* The consolidated statements of profit or loss for the six months ended June 30, 2025 have been restated in accordance with IFRS 5, with the results of Caruso Brand presented as a discontinued operation.

Adjusted EBIT

Adjusted EBIT is defined as profit or loss before income taxes, net finance cost, share based compensation, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets and government grants.

The table below reconciles loss for the year to adjusted EBIT for the periods indicated.

	For the six months ended June 30,
(Euro thousands)	2026	2025*
Loss for the period	(65,584)	(86,784)
Add / (Deduct) the impact of:
Loss from discontinued operations	-	424
Income tax expenses / (benefits)	1,669	(204)
Finance cost – net	26,741	12,671
Non-underlying items	(5,435)	(6,545)
Loss from operations before non-underlying items	(42,609)	(80,438)
Add / (Deduct) the impact of:
Share based compensation	66	237
Adjusted EBIT	(42,543)	(80,201)

* The consolidated statements of profit or loss for the six months ended June 30, 2025 have been restated in accordance with IFRS 5, with the results of Caruso Brand presented as a discontinued operation.

Adjusted EBITDA is defined as profit or loss before income taxes, net finance cost, exchange gains/(losses), depreciation, amortization, share based compensation and provisions and impairment losses adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets and government grants.

The table below reconciles loss for the year to adjusted EBITDA for the periods indicated.

	For the six months ended June 30,
(Euro thousands)	2026	2025*
Loss for the period	(65,584)	(86,784)
Add / (Deduct) the impact of:
Loss from discontinued operations	-	424
Income tax expenses / (benefits)	1,669	(204)
Finance cost – net	26,741	12,671
Non-underlying items	(5,435)	(6,545)
Loss from operations before non-underlying items	(42,609)	(80,438)
Add / (Deduct) the impact of:
Share based compensation	66	237
Provisions and impairment losses	(5,175)	(2,982)
Net foreign exchange (gains) / losses	(3,126)	10,302
Depreciation / Amortization	16,222	20,702
Adjusted EBITDA	(34,622)	(52,179)

* The consolidated statements of profit or loss for the six months ended June 30, 2025 have been restated in accordance with IFRS 5, with the results of Caruso Brand presented as a discontinued operation.

Lanvin Group Holdings Limited
Interim condensed consolidated statements of profit or loss
For the six months ended June 30, 2026 and 2025
(Unaudited)

		For the six months ended June 30,
(Euro thousands except for loss per share)	Notes	2026	2025*
CONTINUING OPERATIONS
Revenue	5	100,796	115,768
Cost of sales	6	(41,310)	(48,945)
Gross profit		59,486	66,823
Marketing and selling expenses	6	(68,422)	(85,985)
General and administrative expenses	6	(38,088)	(52,549)
Other operating income and expenses	6	4,415	(8,727)
Loss from operations before non-underlying items		(42,609)	(80,438)
Non-underlying items		5,435	6,545
Loss from operations		(37,174)	(73,893)
Finance cost – net	7	(26,741)	(12,671)
Loss before income tax		(63,915)	(86,564)
Income tax (expenses) / benefits		(1,669)	204
Loss from continuing operations		(65,584)	(86,360)
DISCONTINUED OPERATIONS
Loss from discontinued operations	8	-	(424)
Loss for the period		(65,584)	(86,784)
Attributable to:
- Owners of the Company		(59,347)	(73,154)
- Continuing operations		(59,347)	(72,730)
- Discontinued operations		-	(424)
- Non-controlling interests		(6,237)	(13,630)
Loss per share in Euro
- Basic and diluted (in Euro per share)	9	(0.51)	(0.62)
- From continuing operations		(0.51)	(0.62)
- From discontinued operations		-	**

*	The consolidated statements of profit or loss for the six months ended June 30, 2025 have been restated in accordance with IFRS 5, with the results of Caruso Brand presented as a discontinued operation (see Note 8).
**	Between €(0.01) and 0.

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Lanvin Group Holdings Limited
Interim condensed consolidated statements of comprehensive loss
For the six months ended June 30, 2026 and 2025
(Unaudited)

	For the six months ended June 30,
(Euro thousands)	2026	2025
Loss for the period	(65,584)	(86,784)
Other comprehensive loss:
Items that may be subsequently reclassified to profit or loss
- Currency translation differences, net of tax	(4,941)	12,849
Items that will not be subsequently reclassified to profit or loss
- Employee benefit obligations: change in value resulting from actuarial reserve, net of tax	-	-
Total comprehensive loss for the period	(70,525)	(73,935)
Attributable to:
- Owners of the Company	(63,722)	(62,294)
- Non-controlling interests	(6,803)	(11,641)

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Lanvin Group Holdings Limited
Interim condensed consolidated statements of financial position
At June 30, 2026 and December 31, 2025
(Unaudited)

		At June 30,	At December 31,
(Euro thousands)	Notes	2026	2025
Assets
Non-current assets
Intangible assets		157,689	156,982
Goodwill		23,392	23,392
Property, plant and equipment		16,428	18,430
Right-of-use assets	10	95,042	95,510
Deferred income tax assets		6,172	7,634
Other non-current assets		13,919	14,967
Investments accounted for using the equity method		2,753	-
		315,395	316,915
Current assets
Inventories	11	56,529	57,174
Trade receivables		17,107	15,382
Other current assets		22,299	22,668
Cash and bank balances		26,432	28,283
Assets classified as held for sale	8	-	29,838
		122,367	153,345
Total assets		437,762	470,260

Liabilities
Non-current liabilities
Non-current borrowings	12	10,175	9,688
Non-current lease liabilities	13	90,719	93,375
Non-current provisions		9,745	13,071
Employee benefits		11,627	11,642
Deferred income tax liabilities		34,761	34,757
Other non-current liabilities		31,785	30,216
		188,812	192,749
Current liabilities
Trade payables		44,712	45,799
Current borrowings	12	387,484	325,067
Current lease liabilities	13	25,561	28,798
Current provisions		2,918	2,984
Other current liabilities	14	140,679	134,017
Liabilities associated with assets held for sale	8	-	22,517
		601,354	559,182
Total liabilities		790,166	751,931

Net assets		(352,404)	(281,671)

Equity
Equity attributable to owners of the Company
Share capital		*	*
Treasury shares		*	*
Other reserves		722,434	727,547
Accumulated losses		(1,035,027)	(975,680)
		(312,593)	(248,133)
Non-controlling interests		(39,811)	(33,538)
Total deficits		(352,404)	(281,671)

*Amounts less than €1,000.

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Lanvin Group Holdings Limited
Interim condensed consolidated statements of cash flows
For the six months ended June 30, 2026 and 2025
(Unaudited)

	For the six months ended June 30,
(Euro thousands)	2026	2025
Operating activities
Loss for the period	(65,584)	(86,784)
Adjustments for:
Income tax expenses / (benefits)*	1,672	(208)
Depreciation and amortization	16,222	21,311
Provisions and impairment losses	(8,482)	(3,049)
Employee share-based compensation	-	174
Net gains on disposals	(2,959)	(3,541)
Finance costs	25,420	12,419
Fair value movement in warrants	(21)	(678)
Change in inventories	5,862	20,990
Change in trade receivables	(2,335)	3,643
Change in trade payables	(1,087)	(23,927)
Change in other operating assets and liabilities	(16,319)	(9,749)
Income tax paid	(206)	(102)
Net cash used in operating activities	(47,817)	(69,501)
Investing activities
Payment for the purchase of property, plant and equipment, intangible assets and other long-term assets	(1,860)	(2,911)
Proceeds from disposal of property, plant and equipment, intangible assets and other long-term assets	707	4,790
Proceeds from sale of subsidiaries, net of cash sold	3,245	-
Net cash generated from investing activities	2,092	1,879

Financing activities
Repurchase of ordinary shares	-	(669)
Proceeds from financing of intangible assets	-	22,610
Repayments of loan note	-	(8,547)
Proceeds from borrowings	107,340	187,801
Repayments of borrowings	(47,681)	(95,021)
Repayments of lease liabilities	(14,881)	(15,580)
Payment of borrowings interest	(810)	(5,568)
Payment of lease liabilities interest	(2,818)	(4,214)
Changes in ownership interest in a subsidiary without change of control	(26)	(479)
Net cash generated from financing activities	41,124	80,333

Net change in cash and cash equivalents	(4,601)	12,711

Cash and cash equivalents less bank overdrafts at the beginning of the period	30,710	18,043
Effect of foreign exchange differences on cash and cash equivalents	323	(1,031)
Cash and cash equivalents less bank overdrafts at the end of the period	26,432	29,723

*	The difference in income tax expenses / (benefits) between the interim condensed consolidated statements of cash flows and the interim condensed consolidated statements of profit or loss is primarily attributable to the classification of the results of Caruso Brand as a discontinued operation (see Note 8).

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Lanvin Group Holdings Limited
Interim condensed consolidated statements of changes in equity
For the six months ended June 30, 2026 and 2025
(Unaudited)

	Attributable to owners of the Company
	Issued	Treasury	Other	Accumulated		Non-controlling	Total
(Euro thousands)	capital	shares	Reserves	losses	Total	interests	equity
Balance at December 31, 2025	*	*	727,547	(975,680)	(248,133)	(33,538)	(281,671)
Comprehensive loss
Loss for the period	-	-	-	(59,347)	(59,347)	(6,237)	(65,584)
Currency translation difference	-	-	(4,375)	-	(4,375)	(566)	(4,941)
Total comprehensive loss	-	-	(4,375)	(59,347)	(63,722)	(6,803)	(70,525)

Transactions with owners
Changes in ownership interest in a subsidiary without change of control	-	-	(212)	-	(212)	4	(208)
Others	-	-	(526)	-	(526)	526	-
Total transactions with owners	-	-	(738)	-	(738)	530	(208)
Balance at June 30, 2026	*	*	722,434	(1,035,027)	(312,593)	(39,811)	(352,404)
Balance at December 31, 2024	*	(46,576)	779,356	(737,186)	(4,406)	(28,505)	(32,911)

Comprehensive loss
Loss for the period	-	-	-	(73,154)	(73,154)	(13,630)	(86,784)
Currency translation difference	-	-	10,860	-	10,860	1,989	12,849
Total comprehensive loss	-	-	10,860	(73,154)	(62,294)	(11,641)	(73,935)

Transactions with owners
Repurchase of ordinary shares	*	46,576	(47,245)	-	(669)	-	(669)
Employee share-based compensation	-	-	174	-	174	-	174
Changes in ownership interest in a subsidiary without change of control	-	-	(17,854)	-	(17,854)	17,375	(479)
Total transactions with owners	*	46,576	(64,925)	-	(18,349)	17,375	(974)
Balance at June 30, 2025	*	*	725,291	(810,340)	(85,049)	(22,771)	(107,820)

*	Amounts less than €1,000.

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Lanvin Group Holdings Limited
Notes to the Interim Condensed Consolidated Financial Statements
At and for the six months ended June 30, 2026 and 2025
(Unaudited)

1.	General information

Lanvin Group Holdings Limited (formerly known as Fosun Fashion Group Limited, and hereinafter referred to as “LGHL” or the “Company” and together with its consolidated subsidiaries, or any one or more of them, as the context may require, the “Lanvin Group” or the “Group”) is the holding company of the Lanvin Group and domiciled in Cayman Islands, the incorporation number of the Company is 382280 and the registered office is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The Group is the leading global luxury fashion group, managing iconic brands worldwide including French couture house Lanvin, Italian luxury shoemaker Sergio Rossi, Austrian skinwear specialist Wolford and American womenswear brand St. John. The Group’s brand portfolio covers a wide variety of fashion categories and leverages a combination of e-commerce, offline retail and wholesale channels, providing both growth opportunities as well as stability and resilience throughout the fashion cycle.

2.	Basis of preparation

Statement of compliance with IFRS

These unaudited interim condensed consolidated financial statements of the Group (the “Interim Condensed Consolidated Financial Statements”) have been prepared in compliance with IAS 34 - Interim Financial Reporting (“IAS 34”). The Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2025 (the “Annual Consolidated Financial Statements”), which have been prepared in compliance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies adopted are consistent with those applied in the Consolidated Financial Statements, except for the adoption of new and amended standards as disclosed in Note 3.

Contents and structure of the Interim Condensed Consolidated Financial Statements

The Interim Condensed Consolidated Financial Statements include the interim condensed consolidated statements of profit or loss, interim condensed consolidated statements of comprehensive loss, interim condensed consolidated statements of financial position, interim condensed consolidated statements of cash flows, interim condensed consolidated statements of changes in equity and the accompanying notes.

The Interim Condensed Consolidated Financial Statements are presented in Euro, which is the functional and presentation currency of the Company, and amounts are stated in thousands of Euros, unless otherwise indicated.

Going concern

For the six months ended June 30, 2026, the Group has incurred operating losses of €37.17 million, and net losses of €65.58 million. The Group had net current liabilities of €478.99 million and an accumulated losses of €1,035.03 million as of June 30, 2026.

Management closely monitors the Group’s financial performance and liquidity position. Historically, the Group has been able to obtain debt and equity financing. The Group has funded operations primarily with issuances of preferred shares, long-term debt and net proceeds from revenues.

The Interim Condensed Consolidated Financial Statements have been prepared on a going concern basis because one of the Company's shareholders, Fosun International Limited, has committed to continue to provide adequate support for the Company to meet its obligations as they become due for at least 36 months from December 31, 2025.

Use of estimates

The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities as well as the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group in preparing its consolidated financial statements. Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual consolidated financial statements, other than in the event that there are indications of impairment, in which case an immediate assessment is performed. Similarly, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations, or significant plan amendments, curtailments or settlements.

3.	Summary of significant accounting policies

Changes in accounting policies

New Standards and Amendments issued by the IASB and applicable to the Group from January 1, 2026

New IFRS Standards and Amendments to existing standards	Effective date
IFRS 7 and IFRS 9 Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)	January 1, 2026
IFRS 7 and IFRS 9 Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7)	January 1, 2026
Annual Improvements to IFRS Accounting Standards – Volume 11	January 1, 2026

There are no accounting pronouncements which have become effective from January 1, 2026 that have a significant impact on the Interim Condensed Consolidated Financial Statements. The accounting policies applied in these Interim Condensed Consolidated Financial Statements are the same as those applied in the Group’s Annual Consolidated Financial Statements as at and for the year ended December 31, 2025.

New standards, amendments and interpretations not yet effective

New IFRS Standards and Amendments to existing standards	Effective date
IFRS 18 Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027
IFRS 19 Subsidiaries without Public Accountability: Disclosures (Amendments to IFRS 19)	January 1, 2027
IAS 21 Translation to a Hyperinflationary Presentation Currency (Amendments to IAS 21)	January 1, 2027

At the date of authorization of these Interim Condensed Consolidated Financial Statements, a new, but not yet effective, amendment to existing Standard, has been published by the IASB. No amendment has been adopted early by the Group. The management had not yet completed the analysis necessary to assess the impacts of the new standards and the interpretations not yet applicable to the Group.

4.	Segment reporting

The following tables summarize selected financial information by segment for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30, 2026
					Other and holding	Eliminations and	Group
(Euro thousands)	Lanvin	Wolford	St. John	Sergio Rossi	companies	Unallocated	Consolidated
Segment results
Sales outside the Group	22,782	31,017	35,505	10,782	710	-	100,796
Intra-Group sales	142	-	-	150	2,319	(2,611)	-
Total revenue	22,924	31,017	35,505	10,932	3,029	(2,611)	100,796
Cost of sales	(9,572)	(12,432)	(10,793)	(7,881)	(756)	124	(41,310)
Gross profit	13,352	18,585	24,712	3,051	2,273	(2,487)	59,486

Other segment information
Depreciation and amortization	6,077	4,336	4,549	1,252	8	-	16,222
Of which: Right-of-use assets	4,701	3,480	3,704	788	-	-	12,673
Other	1,376	856	845	464	8	-	3,549
Provisions and impairment losses	(4,171)	45	(934)	(115)	-	-	(5,175)

	For the six months ended June 30, 2025*
					Other and holding	Eliminations and	Group
(Euro thousands)	Lanvin	Wolford	St. John	Sergio Rossi	companies	Unallocated	Consolidated
Segment results
Sales outside the Group	27,932	32,985	39,654	14,961	236	-	115,768
Intra-Group sales	-	-	-	353	3,151	(3,504)	-
Total revenue	27,932	32,985	39,654	15,314	3,387	(3,504)	115,768
Cost of sales	(12,750)	(14,481)	(12,403)	(9,059)	(353)	101	(48,945)
Gross profit	15,182	18,504	27,251	6,255	3,034	(3,403)	66,823

Other segment information
Depreciation and amortization	8,137	5,115	5,337	2,080	33	-	20,702
Of which: Right-of-use assets	5,919	4,058	4,305	1,076	-	-	15,358
Other	2,218	1,057	1,032	1,004	33	-	5,344
Provisions and impairment losses	(1,827)	1,045	755	(2,955)	-	-	(2,982)

*	The segment information for the six months ended June 30, 2025 has been restated in accordance with IFRS 5, with the Caruso Brand presented as a discontinued operation (see Note 8).

The following table summarizes non-current assets by geography at June 30, 2026 and December 31, 2025.

	At June 30, 2026	At December 31, 2025
EMEA (1)	160,678	162,152
North America (2)	101,662	96,200
Greater China (3)	45,664	49,750
Other Asia (4)	1,219	1,179
Total non-current assets (other than deferred tax assets)	309,223	309,281

(1)	EMEA includes EU countries, the United Kingdom, Switzerland, the countries of the Balkan Peninsula, Eastern Europe, Scandinavian, Azerbaijan, Kazakhstan and the Middle East.
(2)	North America includes the United States of America and Canada.
(3)	Greater China includes Mainland China, Hong Kong, Macao and Taiwan.
(4)	Other Asia includes Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.

5.	Revenue

The Group generates revenue primarily from the sale of its products (net of returns and discounts), and from fees for royalties and licenses received from third parties.

Breakdown of revenue by sales channel:

	For the six months ended June 30,
(Euro thousands)	2026	2025*
Direct To Consumer (DTC)	68,439	80,039
Wholesale	27,001	29,193
Royalties and Other (1)	5,356	6,536
Total revenue by sales channel	100,796	115,768

*The revenue information for the six months ended June 30, 2025 has been restated in accordance with IFRS 5, with the Caruso Brand presented as a discontinued operation (see Note 8).

(1) Royalties and other revenues mainly include royalties and certain sales of old season products.

Breakdown of revenue by geographic area:

	For the six months ended June 30,
(Euro thousands)	2026	2025*
EMEA	37,620	40,374
North America	50,335	56,157
Greater China	6,466	10,231
Other Asia	6,375	9,006
Total revenue by geographic area	100,796	115,768

6.	Expenses by nature

	For the six months ended June 30,
(Euro thousands)	2026	2025*
Personnel costs	46,954	61,349
Raw materials, consumables and finished goods used	29,476	24,931
Changes in inventories of finished goods and work in progress	5,238	14,707
Depreciation and amortization	16,222	20,702
Freight and selling expenses	14,287	16,703
Professional service fees	14,353	17,131
Net foreign exchange (gains) / losses	(3,126)	10,302
Lease expenses	6,009	10,264
Advertising and marketing expenses	6,580	6,897
Studies and research expenses	2,385	3,957
Office expenses	1,943	1,867
Travel expenses	1,122	1,409
Taxes and surcharges	801	1,280
Fair value changes on warrants	(21)	(678)
Reversal of provisions and impairment	(5,175)	(2,982)
Other	6,357	8,367
Total expenses	143,405	196,206

*	The expense information for the six months ended June 30, 2025 has been restated in accordance with IFRS 5, with the Caruso Brand presented as a discontinued operation (see Note 8).

7.	Finance costs

Breakdown for finance income, finance expenses and net foreign exchange gains or losses:

	For the six months ended June 30,
(Euro thousands)	2026	2025*
Finance income
- Net foreign exchange gains	-	7,316
- Interest income	6	70
Total finance income	6	7,386

Finance expenses
- Interest expense on lease liabilities	(2,818)	(4,152)
- Interest expense on borrowings	(22,602)	(15,488)
- Net foreign exchange losses	(495)	-
- Other	(832)	(417)
Total finance expenses	(26,747)	(20,057)
Total finance costs - net	(26,741)	(12,671)

*	The finance cost information for the six months ended June 30, 2025 has been restated in accordance with IFRS 5, with the Caruso Brand presented as a discontinued operation (see Note 8).

8.	Discontinued operations, assets held for sale and liabilities associated with assets held for sale

Sale of the Caruso Brand

The amounts presented in the interim condensed consolidated statement of profit or loss under discontinued operations relate to Caruso. On February 6, 2026, the Group completed the sale of Caruso, a luxury Italian menswear manufacturer and brand, to MondeVita Italy S.r.l., a subsidiary of Mondevo Group. This business was classified as a held-for-sale disposal group at December 31, 2025 with its results for the period presented as discontinued operations. For further information regarding the sale of the Caruso Brand, refer to Note 12 – Discontinued operations, assets held for sale and liabilities associated with assets held for sale of the Annual Consolidated Financial Statements.

Strategic Partnership for the Sergio Rossi Factory

On January 22, 2026, GIEFEBI S.r.l. completed the acquisition of a 70% share capital interest in FAM Industrial S.r.l. (“NewCo”), a newly incorporated entity established by SERGIO ROSSI S.p.A.

Following the completion of the acquisition, SERGIO ROSSI S.p.A. retained a 30% equity stake in NewCo. This investment is accounted for under the equity method based on the Group’s proportional ownership interest. Further details on the disposal of NewCo are set out in Note 12 – Discontinued operations, assets held for sale and liabilities associated with assets held for sale of the Annual Consolidated Financial Statements.

As at June 30, 2026, the carrying amount of this investment amounted to €2,753 thousand.

9.	Loss per share

Basic and diluted loss per share were calculated as the ratio of net profit or (loss) attributable to the shareholders of the Company by the weighted average number of outstanding shares (basic and diluted) of the Company.

Basic and diluted net loss per share attributable to ordinary shares for the six months ended June 30, 2026 and 2025 are calculated as follows (in thousands, except share and per share amounts):

	For the six months ended June 30,
(Euro thousands)	2026	2025
Loss from continuing operations attributable to ordinary shares	(59,347)	(72,730)
Loss from discontinued operations attributable to ordinary shares	-	(424)
Net loss attributable to ordinary shares	(59,347)	(73,154)
Weighted-average shares outstanding-basic and diluted (thousand shares)	116,945	117,314

Net loss per share:
From continuing operations	(0.51)	(0.62)
From discontinued operations	-	*
Total basic and diluted (in Euro)	(0.51)	(0.62)

*	Between €(0.01) and 0.

As the Group incurred net losses for the six months ended June 30, 2026 and 2025, basic loss per share was the same as diluted loss per share.

In the calculation of diluted earnings per share, the warrants have been excluded as the average market price of ordinary shares during the period was lower than the exercise price of the warrants.

The following potentially dilutive outstanding securities were excluded from the computation of diluted loss per ordinary share because their effects would have been antidilutive for the six months ended June 30, 2026 or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

	At June 30,	At June 30,
(Thousand shares)	2026	2025
Treasury shares	8,651	8,651
Warrants	31,980	31,980
Total outstanding shares of potentially dilutive securities	40,631	40,631

10.	Right-of-use assets

			Total net
(Euro thousands)	Real estate	Other	carrying amount
At December 31, 2025	95,162	348	95,510
Additions	17,447	92	17,539
Disposals	(9,810)	-	(9,810)
Depreciation	(12,586)	(87)	(12,673)
Reversal of impairment losses	3,633	-	3,633
Contract modifications	(446)	(27)	(473)
Net foreign exchange differences	1,311	5	1,316
At June 30, 2026	94,711	331	95,042

11.	Inventories

	At June 30,	At December 31,
(Euro thousands)	2026	2025
Raw materials, ancillary materials and consumables	5,560	6,567
Work-in-progress and semi-finished products	5,230	6,660
Finished goods	45,739	43,947
Total inventories	56,529	57,174

The cost of inventories recognized as an expense in cost of sales and loss from discontinued operations amounted to €43,803 thousand and €61,490 thousand for the six months ended June 30, 2026 and 2025 respectively.

For the six months ended June 30, 2026, the net amount of €5,660 thousand inventory impairment loss was reversed as the goods were sold subsequently (June 30, 2025: €3,687 thousand). The net amount was within cost of sales and loss from discontinued operations.

12.	Borrowings

The following table provides a breakdown for non-current and current borrowings:

(Euro thousands)	Guaranteed	Secured	Unsecured	Total borrowings
At December 31, 2025	3,012	4,013	327,730	334,755
Repayments	(2,602)	(39,054)	(6,025)	(47,681)
Proceeds	-	37,013	70,327	107,340
Net foreign exchange difference	-	110	3,135	3,245
At June 30, 2026	410	2,082	395,167	397,659

Repayable:
- Within one year	139	2,082	385,263	387,484
- In the second year	139	-	9,904	10,043
- In the third year	132	-	-	132
Portion classified as current liabilities	(139)	(2,082)	(385,263)	(387,484)
Non-current portion	271	-	9,904	10,175

13.	Lease liabilities

(Euro thousands)	Lease liabilities
At December 31, 2025	122,173
Additions due to new leases and store renewals	17,748
Interest expense	2,818
Repayment of lease liabilities (including interest expense)	(17,699)
Contract modifications	(718)
Disposals	(9,828)
Net foreign exchange differences	1,786
At June 30, 2026	116,280
Of which:
Non-current	90,719
Current	25,561

In certain countries, leases for stores entail the payment of both minimum amounts and variable amounts, especially for stores with lease payments indexed to revenue. As required by IFRS 16, only the minimum fixed lease payments are capitalized.

14.	Other current liabilities

	At June 30,	At December 31,
(Euro thousands)	2026	2025
Due to related companies	53,565	37,553
Loan note	42,036	40,779
Accrued expenses	14,013	16,528
Payroll and employee benefits payables	13,826	17,618
Tax payables	6,418	7,372
Customer advances	5,322	5,190
Warrant liabilities	252	273
Other	5,247	8,704
Total other current liabilities	140,679	134,017

Loan note

The Loan Note is a secured loan note issued by the Company to Meritz Securities Co., Ltd., an investment firm incorporated in South Korea. For further details regarding the Loan Note, please refer to Note 28 — Other current liabilities in the Annual Consolidated Financial Statements.

15.	Related party transactions

Transactions with related parties

In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following transactions with related parties during the periods:

	For the six months ended June 30,
(Euro thousands)	2026	2025
(i) Sales of goods
Handsome Corporation (1)	164	249

(ii) Other service expenses
Baozun Hong Kong Investment Limited (1)	-	322

(iii) Interest expense
Fosun International Limited (1)	18,090	7,742
Shanghai Fosun High Technology (Group) Co., Ltd. (2)	498	491
FPI (US) 1 LLC (2)	85	99
Shanghai Fosun High Technology Group Finance Co., Ltd. (2)	64	56
Itochu Corporation (3)	*	-
Meritz Securities Co., Ltd. (4)	-	2,442
Total interest expenses	18,737	10,830

(iv) Proceeds from shareholder loan
Fosun International Limited	68,760	86,102
Shanghai Fosun High Technology Group Finance Co., Ltd.	700	866
Total proceeds of shareholder loan	69,460	86,968

(v) Repayments of shareholder loan
Fosun International Limited	3,827	9,151
Shanghai Fosun High Technology Group Finance Co., Ltd.	961	452
Meritz Securities Co., Ltd.	-	16,710
Total repayments of shareholder loan	4,788	26,313

(vi) Repayments of financing fund
Meritz Securities Co., Ltd.	-	48,091

(vii) Royalty
Handsome Corporation	1,182	1,390
Itochu Corporation	*	1,018
Total royalty	1,182	2,408

Balances with related parties

	At June 30,	At December 31,
(Euro thousands)	2026	2025
(i) Borrowings
Fosun International Limited	381,099	313,750
Shanghai Fosun High Technology (Group) Co., Ltd.	9,903	9,340
FPI (US) 1 LLC	2,368	2,304
Shanghai Fosun High Technology Group Finance Co., Ltd.	1,548	1,715
Total borrowings	394,918	327,109

(ii) Other current liabilities
Fosun International Limited	48,352	29,532
Shanghai Fosun Bund Property Co.,Ltd.	2,021	1,906
Shanghai Fosun High Technology (Group) Co.,Ltd.	1,185	1,118
Shanghai Fosun Industrial Investment Co.,Ltd.(2)	998	1,106
Baozun Hong Kong Investment Limited	518	1,585
FPI (US) 1 LLC	488	390
Shanghai Fosun High Technology Group Finance Co.,Ltd.	3	3
Itochu Corporation	-	1,656
Fosun Holdings Limited	-	257
Total other current liabilities	53,565	37,553

(iii) Other current assets
Fosun International Limited	245	239

(iv) Other non-current liabilities
Shanghai Fosun High Technology (Group) Co., Ltd.	4,284	3,571
Itochu Corporation	-	22,061
Total other non-current liabilities	4,284	25,632

*	Please refer to notes (3).

Notes:

(1)	One of the shareholders of the Group.
(2)	Subsidiaries of Fosun International Limited.
(3)	During the first half of 2026, the former shareholder ceased to hold any shares and is no longer a related party of the Group.
(4)	One of the shareholders of the Group from January 1, 2025 to June 26, 2025 and the related party transactions are accumulated transactions for this period. It ceased to be a related party from June 27, 2025, when the Group repurchased its shares.

16.	Subsequent events

Up to the approval date of the Interim Consolidated Financial Statements, the Group had no subsequent events to be disclosed.